FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Report of Executives and Principal Shareholders shares owned (Yong Seo Choi)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: July 11, 2008	By:	/s/ Nam Ju Kim
		Name:	NAM JU KIM
		Title:	Chief Executive Officer

Item 1.

Report of Executives and Principal Shareholders shares owned

1. Company Information
Name	Webzen Inc.	Company Code	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total # of Issued Shares	Common Shares	Preferred Shares	Total
	12,974,000	-	12,974,000

2. Reporter’s Information
Section	Change
Name	Korean	Yong-Seo Choi	Chinese	崔用瑞
	Personal Identification Number		690801
Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Relationship with the Company	Position	Director
	Nominated Date	03/28/2008	Resignation Date	07/10/2008
	Principal Shareholder	-
Contact Person	Telephone Number	+82-2-3498-1600
	Department	Investor Relations
	Name	ByungJooLee

3. Shareholder position
A. Change Summary
Report Date		Owned shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	04/28/2008	Common Shares	4,224	0.03
		Preferred Shares	-	-
		Total	4,224	0.03
Submission Date	07/11/2008	Common Shares	4,224	0.03
		Preferred Shares	-	-
		Total	4,224	0,03
Fluctuation		Common Shares	0	0
		Preferred Shares	-	-
		Total	0	0

B. Trading details
Report Reason	Change Date	Type of Stock	Owned number of shares			Purchase/Disposal Price (KRW)	Remark
			Prior	Change	Post
Resignation of director (-)	07/10/2008	Common Shares	4,224	0	4,224		-
Total			4,224	0	4,224	-	--